BW      9:01 WELLS FARGO INCREASES OFFER FOR FIRST

INTERSTATE; ANNOUNCES EXCHANGE OFFER FOR COMMON STOCK; Intends to begin consent and proxy solicitations

        Business Editors

     SAN FRANCISCO--(BUSINESS WIRE)--Nov. 13, 1995--Wells Fargo & Co. (NYSE:
WFC) today announced that it intends to take its offer to acquire First Interstate Bancorp (NYSE: I) directly to the stockholders of First Inter-state by beginning an exchange offer. Wells Fargo will offer stockholders of First Interstate an opportunity to tender their shares in an exchange offer in which each First Interstate share tendered would be exchanged for two-thirds of a share of Wells Fargo common stock.

        Based on the closing price of Wells Fargo common stock on November 10, the value of the exchange offer is $143.58 per share of First Interstate common stock. First Interstate has approximately 75.7 million shares outstanding, giving the transaction a total value of approximately $10.9 billion.

        "Our offer is superior to First Bank System's and we believe it is too compelling to ignore," said Paul Hazen, chairman of Wells Fargo & Co. "Our Board and major stockholders are fully supportive of the steps we are announcing today and are determined that Wells Fargo be successful in acquiring First Interstate. We are convinced that First Interstate stockholders will appreciate the extraordinary value of our proposal."

        The terms and conditions of the exchange offer are to be set forth in a registration statement that will be filed promptly with the Securities and Exchange Commission (SEC). The exchange offer will begin when the registration statement is declared effective by the SEC. The exchange offer will be conditioned on, among other things, the acquisition of a majority of First Interstate common stock, the redemption or invalidation of First Interstate's "poison pill", receipt of all necessary governmental regulatory approvals and consents, and approval by Wells Fargo stockholders of the issuance of Wells Fargo shares in the exchange offer.

        Wells Fargo intends to file an application today with the Federal Reserve Bank of San Francisco to approve the acquisition by Wells Fargo of First Interstate under the Bank Holding Company Act of 1956. The Company anticipates no difficulty in obtaining approval by the Federal Reserve Board on a timely basis, and is committed to making all appropriate divestitures.

        In addition, Wells Fargo said that it anticipates filing preliminary materials with the SEC for the solicitation of written consents from stockholders of First Interstate to remove First Interstate's current board of directors and to replace them with nominees of Wells Fargo who are committed to removing any impediments to the consummation of the acquisition of First Interstate by Wells Fargo.

        Wells Fargo also intends to file preliminary proxy materials with the SEC. These would be used in connection with the solicitation of First Interstate stockholders for proxies to vote against approval of the merger with First Bank System at any meeting of stockholders of First Interstate to be called to consider that merger proposal.

        Finally, Wells Fargo today is filing a complaint against First Interstate, First Interstate's Board of Directors and First Bank System in the Delaware Chancery Court. The complaint seeks to invalidate the break-up fees and lock-up option granted to First Bank System by First Interstate. In addition, the complaint seeks injunctive relief requiring the First Interstate Board to redeem the First Interstate poison pill and to prevent First Interstate from using anti-takeover devices or taking other actions intended to impede or delay the acquisition of First Interstate by Wells Fargo.

        "We want to do everything we can to keep California banking strong and to keep banking headquarters in our state, not thousands of miles away," said Hazen. "We strongly believe that our merger proposal serves the best interests of California's many constituents. Our combined companies will bolster competition, bring customers a wider range of products and services and create the potential for new jobs. We believe stockholders deserve the opportunity to vote on the merits of each merger proposal."

NOTE TO EDITORS: Following this release is the full text of a letter being delivered today by Paul Hazen to Wil- liam Siart, Chairman and CEO of First Interstate Bancorp.

                                            November 13, 1995



Mr. William Siart
Chairman and Chief Executive Officer
First Interstate Bancorp
633 West Fifth Street
Los Angeles, CA 90071

Dear Bill:

               We were disappointed to learn that First Interstate had agreed to merge with First Bank System in a transaction that would offer First Interstate stockholders less value than they would receive pursuant to our then pending merger proposal, which offered .65 of a share of Wells Fargo common stock for each share of First Interstate common stock. From our prior conversations you know how determined Wells Fargo is to combine the operations of our two companies. We remain more determined than ever. Accordingly, Wells Fargo today announced that it intends to file with the Securities and Exchange Commission a registration statement with respect to an exchange offer pursuant to which Wells Fargo will offer to exchange 2/3 of a share of Wells Fargo common stock for each outstanding share of First Interstate common stock.

               We note that your agreement with First Bank System authorized First Interstate to terminate it if your "Board of Directors, after having consulted with and considered the advice of outside legal counsel, reasonably determines in good faith that such action is necessary in the exercise of its fiduciary duties under applicable laws." In light of the higher value of the proposal we intend to make directly to your stockholders, it is our firm conviction that the fiduciary duties owed by your Board to First Interstate stockholders compel your Board to exercise that termination right forthwith.

               As you know, our strong preference is to combine our two companies in a transaction endorsed by First Interstate's Board of Directors. In that connection, Wells Fargo would be prepared to enter into a merger agreement with First Interstate providing your stockholders with the same consideration as offered in our exchange offer, and we would not seek any break-up fees or lock-up options.

               In the event that your Board of Directors would rather not terminate the agreement with First Bank System, if you and First Bank System would agree, we would agree to a different process by which Wells Fargo and First Bank System would each be given 10 days to submit its best and final merger proposal, and First Interstate would agree to submit both proposals promptly to its stockholders in a manner fair and acceptable to both bidders so that the stockholders would be able to decide for themselves which proposal is in their best interests. Your Board would approve each proposal, in the alternative, for Delaware law purposes.

               As you know, the economic benefit to our respective stockholders that can be generated from the combination of our two companies is enormous, and far outstrips the benefits of a First Interstate - First Bank System combination. As a result, we are confident that the First Interstate Board and its advisors will conclude that our proposal, evaluated on an impartial basis, offers significantly more value to First Interstate stockholders than the First Bank System transaction.

               We look forward to receiving your prompt response.

               Enclosed is a copy of the press release we are issuing today about our exchange offer and related matters.

                                            Sincerely,

                                            /s/ Paul Hazen
                                            ------------------
                                            Paul Hazen
                                            Chairman and CEO
Enclosure